LEVI STRAUSS & CO.

1155 Battery Street

San Francisco, CA 94111

March 18, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ruairi Regan
Pam Howell

Re:	Levi Strauss & Co.
Registration Statement on Form S-1 (File No. 333-229630)
Request for Acceleration of Effective Date

Dear Mr. Regan and Ms. Howell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Levi Strauss & Co. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) to become effective as of 4:00 p.m., Eastern time, on March 20, 2019, or as soon thereafter as practicable, or at such other time as the Registrant may request by telephone to the staff of the Commission. The Registrant hereby authorizes each of Eric C. Jensen, Jodie Bourdet and Siana Lowrey of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Jodie Bourdet of Cooley LLP at (415) 693-2054 or, in her absence, Siana Lowrey of Cooley LLP at (415) 693-2150.

[Signature page follows]

Very truly yours,

Levi Strauss & Co.

/s/ Gavin Brockett
By: Gavin Brockett
Title: Senior Vice President and Global Controller

[Signature Page to Acceleration Request]